Exhibit 99.1

TAL Education Group Announces Results of 2013 Annual General Meeting

BEIJING, Aug. 30, 2013 /PRNewswire/ — TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced the shareholder resolutions adopted at its annual general meeting of shareholders held in Hong Kong on August 30, 2013.

At the meeting, the Company’s shareholders adopted resolutions to amend the 2010 Share Incentive Plan of TAL Education Group as follows:

(a) Section 3.1(a) shall be amended and restated as set forth below:

“Subject to the provisions of Article 9 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options, the “Award Pool”) shall equal to five percent (5%) of the total issued and outstanding Shares as of the date when the Shareholders approve this provision; provided that, the Shares reserved in the Award Pool shall be increased automatically if and whenever the unissued Shares reserved in the Award Pool accounts for less than one percent (1%) of the total then issued and outstanding Shares, as a result of which increase the Shares unissued and reserved in the Award Pool immediately after each such increase shall equal to five percent (5%) of the then issued and outstanding Shares.”

(b) Section 11.2 shall be amended and restated as set forth below:

“Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after August 30, 2023 (the “Expiration Date”). Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.”

About TAL Education Group

TAL Education Group, which operates under the brand “Xueersi,” is a leading K-12 after-school tutoring service provider in China. Its tutoring services cover the core subjects in China’s school curriculum, including mathematics, English, Chinese, physics, chemistry and biology, and are delivered through three formats: small class, one-on-one, and online courses. The Company’s network includes 255 physical learning centers as of February 28, 2013, located in 15 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou and Shenyang. It also operates www.eduu.com, a leading online education platform in China. The Company’s ADSs trade on the New York Stock Exchange under the symbol “XRS.”

For further information, please contact:

Mei Li
Investor Relations
TAL Education Group
Tel: +86-10-5292-6658
Email: ir@xueersi.com

Caroline Straathof
IR Inside
Tel: +31 6 5462 4301
Email: info@irinside.com

SOURCE TAL Education Group